UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of
1934

Date of Report (Date of earliest event reported):
November 30, 2005

UNION CARBIDE CORPORATION
(Exact name of registrant as specified in its charter)

New York	1-1463	13-1421730
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

400 West Sam Houston Parkway South, Houston, TX 77042
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code:
(713) 978-2016

Not applicable
(Former name or former address, if changed since last report.)

Item 2.01 Completion of Acquisition or Disposition of Assets

On November 30, 2005, Union Carbide Corporation (which is a
wholly-owned subsidiary of The Dow Chemical Company), through
its wholly-owned subsidiary Catalysts, Adsorbents and Process
Systems, Inc., completed its sale of a 50% membership interest
in UOP LLC ("UOP") to a wholly-owned subsidiary of Honeywell
International, Inc. for a purchase price of $865,219,500,
subject to adjustment pursuant to the terms of the governing
purchase agreement. In addition, Catalysts, Adsorbents and
Process Systems, Inc. received a special cash distribution of
$60,000,000 from UOP on September 29, 2005. As a result of the

transaction, Honeywell International, Inc. and its affiliates now own 100% of the membership interests in UOP.

UOP was a joint venture of Honeywell Specialty Materials, LLC and Catalysts, Adsorbents and Process Systems, Inc. (or affiliates thereof) since August 1988 and is a leading international supplier and licensor of process technology, catalysts, process plants and consulting services to the petroleum refining, petrochemical and gas processing industries. UOP had approximately $1.2 billion of sales in the fiscal year ended December 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 2, 2005   UNION CARBIDE CORPORATION

By: /S/ FRANK H. BROD
Name: Frank H. Brod
Title: Corporate Vice President
and Controller
The Dow Chemical Company
Authorized Representative of
Union Carbide Corporation